Exhibit 1

Media Relations Erlinda Lizardo +632 8849 3600 erlinda.lizardo@cemex.com	Investor Relations Pierre Co +632 8849 3600 pierre.co@cemex.com

CHP REPORTS THIRD QUARTER 2020 RESULTS

MANILA, PHILIPPINES. OCTOBER 29, 2020 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that its consolidated net sales decreased by 17%, reaching PHP 15.1 billion during the first nine months of 2020, versus the comparable period in 2019. Sales decreased by 6% year-over-year in the third quarter, reaching about PHP 5.5 billion.

CHP’s domestic cement volumes decreased by 12% during the first nine months of 2020 versus the same period in 2019. For the quarter, its domestic cement volumes declined by 3% year-over-year. CHP’s domestic cement prices during the first nine months of the 2020 were 5% lower year-over-year, reflecting declines which began in the second half of 2019.

CHP’s Operating EBITDA during the first nine months of 2020 was around PHP 3.3 billion, a decrease of 5% versus the same period in 2019, and its Operating EBITDA margin was at 22% for the first nine months of 2020. Lower volumes and prices were partially offset by lower costs and cost containment measures, including maintenance cost deferrals.

Net income for CHP was at PHP 758.1 million for the first nine months of 2020, versus PHP 874.7 million in the same period last year, due to the negative impact of the COVID-19 pandemic on operating earnings.

Ignacio Mijares, President and CEO of CHP, said: “As the country takes steps towards reopening the economy, the impact of the pandemic remains a concern. We must continue to adapt to the challenges and limitations brought about by COVID-19. Full execution of the government’s infrastructure plan can help accelerate economic recovery. Nevertheless, we continue to be optimistic on the long-term growth prospects of the Philippines.”

As of September 30, 2020, CHP’s total debt was at PHP 13,510 million, a decrease of around PHP 6.6 billion from December 31, 2019. The lower debt level is a result of the repayment of respective debts owed by Solid Cement Corporation and APO Cement Corporation to CEMEX ASIA, B.V. using a portion of the proceeds raised from CHP’s Stock Rights Offering during the first quarter of 2020.

CHP, a listed company at the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

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This press release may contain forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

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